
HIGH-END REAL ESTATE FOR EVERYDAY INVESTORS

AARE is launching a real estate investment trust (REIT) giving everyday investors access to income-producing commercial real estate.

INVEST NOW

$3.50
Share Price

$1,001*
Min. Investment

Offering Circular   SEC Filings   Investor Education



SELL THEIR BEST PROPERTIES

| **$3M+** Total Raised | **$70M+** Lifetime Revenue | **250+** Investors | **2.75B+** Volume |

WHAT IS AARE?

A SIMPLE WAY TO INVEST IN COMMERCIAL REAL ESTATE

Andrew Arroyo
Founder & CEO

AARE is a diversified real estate investment and services company forming a REIT. Instead of buying, managing, or financing properties yourself, you invest alongside AARE as we acquire and operate income-producing real estate.

◉ Founded in 2004

◉ Operating across 25+ U.S. states



- Service division already generating income and profit growth
- Investment division launching for dividend and asset growth
- Designed to generate multiple profit centers and verticals

WHAT IS A REIT?

REAL ESTATE INCOME MADE ACCESSIBLE TO EVERYONE

A Real Estate Investment Trust (REIT) allows investors to pool capital and own real estate together. Instead of having to find, finance, and maintain properties yourself, you own shares backed by real assets. By law, REITs distribute 90% of income to shareholders, which is why many investors use them for cash flow and diversification.



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Current & Future Valuation + Growth Forecast

AARE plans to buy commercial properties at up to **40% off—before the window closes.**

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50% OFF SALE

HOW YOU CAN SEE A RETURN

REAL ESTATE RETURNS WITHOUT THE VOLATILITY

Our professionally managed real estate portfolio is designed to generate income and long-term value. Known for their stability, Real Estate Investment Trusts (REITs) aren't as volatile as other sectors and are historically less affected by daily ups and downs in the market. This offering is an opportunity for:

- **Appreciation of Real Estate Interests:** An increase in the value of our real estate property interests.
- **Special Dividends from Capital Events:** Special dividends are declared when properties are refinanced or sold, and capital is returned.
- **Dividend Income from Rents:** Cash flow from rents provides dividend income, typically quarterly, offering a yield on the current stock price. We aim to transition to monthly dividend payments as soon as possible.
- **Stock Price Appreciation:** The stock price can appreciate due to public demand.
- **Special Dividends from Real Estate Services:** Our integrated real estate services divisions can generate special dividends upon achieving net income.

A 20+ YEAR TRACK RECORD IN REAL ESTATE

This is the first time we've opened AARE to retail investors, but we're not a new company.

20+
Years of Operating History

$70M
In lifetime Revenue

$2.75B
In Real Estate Transactions

$7M+
In Annual Recurring Revenue

OUR STRATEGY

THE BIGGEST REAL ESTATE RESET SINCE 2008

We believe today's market presents a rare entry point. Rising interest rates and a $4.7 trillion debt wall are forcing commercial owners to sell top properties. Opportunities like this only happen once every decade or more. We're positioning capital to acquire these income-producing assets during this reset, not after prices recover.

Here's why:

- ◉ 42% of commercial property loans mature between 2024–2026

- ◉ Higher interest rates mean many owners can't refinance

- ◉ Many commercial properties are selling at 30–40% discounts from 2022 peak prices

- ◉ Forced sales are creating opportunities for well-capitalized buyers

- ◉ The FED is cutting interest rates which traditionally stimulates a recovery



APARTMENT BUILDINGS VALUES HAVE FALLEN 25% SINCE QA 2021









HOW AARE MEMBERS GENERATE INCOME
OPERATING INCOME
Residential Services
Commercial Services
Business Services
PROPERTY INCOME
Apartment Rents
Commercial Leases
Property Management
CAPITAL INCOME
Investment Services
Lending
Syndications

DIVERSIFICATION WITH DISCIPLINE

Our diversified approach helps us generate multiple revenue streams and reduce risk.

We participate across:

- Multifamily and commercial real estate investing
- Residential and commercial sales and leasing
- Property management
- Lending and syndications

INVESTMENT BONUSES

BONUS SHARES FOR EARLY INVESTORS

To thank our early investors, we're offering bonus shares on your investment. Use the calculator below to see how much bonus stock you can get.

Bonus	0%	5%	10%	15%
Amount	$1K	$2.5K	$10K	$20K

286	0%	$1,001.00	286
Shares	Bonus	Total Investment	**Total Shares**

INVEST NOW

ADDITIONAL PERKS FOR AARE STOCKHOLDERS

Invest
$2,500+
with semi-annual updates

Receive
5%
Bonus Shares

INVEST NOW

Invest
$10,000+
with quarterly updates

Receive
10%
Bonus Shares

INVEST NOW

Invest
$20,000+
with quarterly updates

Receive
15%
Bonus Shares

INVEST NOW

- ✓ Free e-booklet by the CEO
- ✓ VIP access to leadership, and strategic calls.

- ✓ Free signed book by the CEO.
- ✓ Access to *7 Steps to Powerful Paychecks* audiobook series.
- ✓ VIP access to virtual events, and pre-recorded strategic calls.

- ✓ Free signed book by the CEO.
- ✓ Access to *7 Steps to Powerful Paychecks* audiobook series.
- ✓ Access to *12 Steps to Real Estate Syndication* video series.
- ✓ VIP access to learnership, in person events, and live strategic calls.

YOUR INVESTMENT FUELS THE NEXT STAGE OF GROWTH

We're scaling to capture this rare market moment, acquiring discounted commercial properties across the U.S. and preparing for global growth. Your capital directly supports that mission.

◉ **Buying More Properties, Fast**
Up to 75% of funds will go directly into income-producing commercial buildings.

◉ **Expanding Nationwide (and Beyond)**
Already active in 26 states, we're growing our portfolio in high-opportunity markets.

◉ **Positioning for IPO and Public REIT**
With key legal, audit, and REIT compliance infrastructure already in place, we're building toward a future public listing.



Company's Current Operations

Future Operations In The USA

PURPOSE-DRIVEN PROFITS

why we've adopted a model we call Generous Capitalism® that aligns financial performance with purpose. We apply the faith-based principles of fruit-bearing and ethical stewardship to generate income and manage property costs efficiently. Then we donate up to 20% of net income to vetted charitable causes. This amplifies our impact, and shareholders still benefit from strong, sustainable net income and long-term value creation.

Beyond giving, we strive to create thriving communities. That's why we partner with organizations like Marketplace Chaplains and Apartment Life to provide on-site resident care, host community-building events, and implement support systems that foster connection, well-being, and stability.



Gross Income
Donate 10-20%
Net Income
Top Line Revenue
Cost of Goods & Expenses
Giving per Share G.P.S
Earnings per Share E.P.S



aare
Current & Future Valuation + Growth Forecast

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TEAM

BILLION-DOLLAR PORTFOLIOS TO MISSION-DRIVEN BUSINESSES



Andrew Arroyo
Founder & CEO

READ MORE ∨

Andrew has over 25 years of real estate experience. He has led AARE to over $2.75 billion in lifetime real estate transactions and pioneered its mission-driven business model, Generous Capitalism®. Andrew retains 88% ownership, demonstrating deep alignment with investors.



David Snyder
Strategic Investment Partner Operator & Advisor

READ MORE ∨

David brings 40+ years of commercial real estate expertise and has overseen more than $4 billion in multifamily real estate transactions. As founder of Continental Realty Group, he integrates faith-based values into high-level investment strategy.



Nick Bonner
Investment Director

READ MORE ∨

Nick has over 20 years experience as an investor, asset manager, and broker. He has completed 1,000+ transactions, leased 4.5M square feet in space, and completed nearly $900M in volume. He has worked with major institutions like Equity Office Properties and Kilroy Realty on assets valued over $250M. He leads the investment team at AARE and is charged with selecting the best performing investments.



Chuck Welden
Investment Partner Operator & Advisor

READ MORE ∨

With a J.D. and LL.M. in Taxation, Chuck brings over 30 years of multifamily investment and development experience. He helps guide AARE's purpose driven strategy, while also managing a family real estate company with nationwide holdings.



Clark Anctil
Finance Director

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Clark has over 12 years of finance experience and has worked with AARE for 5 years. He oversees capital planning, financial modeling, and investor reporting.



Tiffany Mohler
Head of Administration

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Tiffany brings 13 years of real estate operations experience and has been with AARE for 8 years. She oversees compliance, internal systems, and HR for the expanding national team.

WHAT YOU NEED TO KNOW



RAISE COMPANY OTHER

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1. What kind of shares are you issuing?   ✕

Class A Common Shares

---

2. Where can I find the company's SEC filings?   ✕

All of our regulatory filings , including financial reports, can be found <u>here.</u>

---

3. How much are you raising?   ✕

Up to $5,000,000 in our currently active Reg CF offering (now open for investments) and up to $72,082,500 in our forthcoming Reg A offering which was filed with the SEC on 9/25/25. Due to the government shutdown on 10/1/25, the Reg A filing has not yet been reviewed or qualified. We will update investors when we launch the Reg A offering once the government shutdown ends and the SEC responds to our filing.

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4. How will I get a return on my investment?   ✕

Investing in early stage companies is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits. With that said, AARE's growth strategy directly links to its income generation and shareholder returns. Investors can see returns on AARE stock in five main ways:

• **Appreciation of Real Estate Interests:** An increase in the value of our real estate property interests.

• **Special Dividends from Capital Events:** Special dividends are declared when properties are refinanced or sold, and capital is returned.
• **Dividend Income from Rents:** Cash flow from rents provides dividend income, typically quarterly, offering a yield on the current stock price. We aim to transition to monthly dividend payments as soon as possible.
• **Stock Price Appreciation:** The stock price can appreciate due to public demand.
• **Special Dividends from Real Estate Services:** Our integrated real estate services divisions can generate special dividends upon achieving net income.

---

5. When will I receive my shares?   ✕

Shares will be distributed after the investment funds clear. This typically takes around 30 days after the investment.

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6. Are there higher fees if you invest via credit card vs. ACH?   +

7. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

8. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

9. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

10. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

11. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

12. What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

13. When will I get my investment back?

The Common Stock (the "Shares") of [company name] (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

14. Can I sell my shares?

those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) as part of an offering registered under the Securities Act with the SEC; or
(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

15. Exceptions to limitations on selling shares during the one-year lockup period:



In the event of death, divorce, or similar circumstance, shares can be transferred to:

The company that issued the securitiesAn accredited investorA family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

16. What happens if a company does not reach their funding target?



If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

17. How can I learn more about a company's offering?



All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

18. What if I change my mind about investing?



You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

19. How do I keep up with how the company is doing?



At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

20. What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.







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Sources
1. https://www.costar.com/article/1328050268/nearly-half-the-47-trillion-property-debt-market-matures-by-2026
2. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements.

* Past performance is no guarantee of future results. Current performance may be lower or higher than the performance quoted.

** The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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